Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On November 10, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Nuclear Engineering International recently highlighted our agreement with National Tsing Hua University to explore deploying NuSunᵀᴹ microreactors for power generation, nuclear research, and medical applications, including cancer treatment.

This collaboration represents an important step toward bringing our technology to international markets and demonstrating its potential beyond electricity generation.

<Link to news article>

NuCube X Post:

Our collaboration with @NTHU_TAIWAN could bring NuSunᵀᴹ microreactors to a new international market, supporting power generation, nuclear research, and medical applications.

Read more in @neimagazine: <Link to news article>